Exhibit 99.3

SKY SOLAR HOLDINGS, LTD.

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 19, 2018 (OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Sky Solar Holdings, Ltd., a Cayman Islands incorporated company (the “Company”), of proxies from the holders of the issued ordinary shares, par value US$0.0001 per share (the “Shares”) of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held on December 19, 2018 at 9:30 a.m. (local time) at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 16, 2018 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each holder of Ordinary Shares is entitled on a poll to one vote for every such share held by him. The quorum for the AGM is at least two shareholders entitled to vote at the AGM and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialled on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Company’s Shanghai office at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, Attention: Dr. Hao Wu, by email to hao.wu@skysolarholdings.com or (ii) by attending and voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Shanghai office at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai, Attention: Dr. Hao Wu, by email to hao.wu@skysolarholdings.com as soon as possible and in any event no later than 10:00 a.m. December 16, 2018 (New York time).

SKY SOLAR HOLDINGS, LTD.

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to Be Held on December 19, 2018
(or any adjourned meeting thereof)

We,                                     of                                    , being the registered holder of                    ordinary shares, par value US$0.0001 per share ( the “Shares”)1 of Sky Solar Holdings, Ltd. (“the Company”) hereby appoint                               , or failing him/her, the Chairman of the AGM2, as our proxy to attend and act on our behalf at the annual general meeting of the Company to be held on December 19, 2018 at 9:30 a.m. (local time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below, or if no such indication is given, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	That Mr. Sanjay Shrestha be re-elected as a Class I director of the Company.
2.	That Mr. Weili Su be re-elected as a Class I director of the Company.
3.	That Dr. Hao Wu be re-elected as a Class I director of the Company.
4.	That Mr. Benjamin (Binjie) Duan be re-elected as a Class III director of the Company.
5.	That the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2018 be ratified, approved and confirmed.
6.	That any duly authorized committee of the board of directors of the Company be authorized to fix the remunerations of the auditors.
7.

That the chairman of the board of directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 6 as he, in his absolute discretion, thinks fit.

Dated , 2018	Signature(s)[4]

1                   Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the AGM is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.